Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180291

AMERICAN BAR ASSOCIATION MEMBERS / NORTHERN TRUST COLLECTIVE TRUST

Prospectus Supplement Dated June 8, 2012

to Prospectus Dated April 26, 2012

INTRODUCTION

This is a Supplement to the Prospectus dated April 26, 2012 (the “Prospectus”) for units of beneficial interest in the American Bar Association Members / Northern Trust Collective Trust (the “Collective Trust”). This Supplement describes changes affecting each of the six Retirement Date Funds offered by the Collective Trust expected to be effective on or about June 29, 2012.

Generally, terms not defined in this Supplement that are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus, which was previously sent to you. Upon written or oral request, Northern Trust Investments, Inc. (“Northern Trust Investments”), will provide you with a copy of the Prospectus without charge. You can request the Prospectus by writing to the ABA Retirement Funds Program, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the website of the ABA Retirement Funds Program (the “Program”) at www.abaretirement.com, where you can also access an electronic version of the Prospectus.

CHANGES TO ASSET ALLOCATIONS OF RETIREMENT DATE FUNDS

The following discussion is intended to update the disclosure on pages 101 through 107 of the Prospectus under the caption “Retirement Date Funds—Investment Objective” and “—Strategy.”

Investment Objective.    As described in the Prospectus, the Retirement Date Funds provide a series of diversified investment funds each of which is designed to correspond to a particular time horizon to retirement. The six Retirement Date Funds, designated as the Lifetime Income Retirement Date Fund, the 2010 Retirement Date Fund, the 2020 Retirement Date Fund, the 2030 Retirement Date Fund, the 2040 Retirement Date Fund and the 2050 Retirement Date Fund, respectively, offer six separate “target retirement date” strategies, each with its own asset mix. With the exception of the Lifetime Income Retirement Date Fund, which is designed for those currently well into retirement, each Retirement Date Fund’s asset mix will, over time, become progressively more conservative as the specified target date for most conservative investment mix draws nearer. The Retirement Date Funds utilize a broad range of asset classes and a quarterly rebalancing process to provide diversification of returns and risks consistent with the stated time horizon to most conservative investment mix. Investment in each such asset class is obtained by investing in index strategies designed for low tracking error.

Each Retirement Date Fund has an investment strategy representing specific risk and reward characteristics that take into account the remaining time horizon to most conservative investment mix. The longer the time horizon to the year in which a Retirement Date Fund will reach its most conservative investment mix, the greater is the Retirement Date Fund’s current risk and potential reward profile. Each Retirement Date Fund reaches its most conservative investment mix five years after the target retirement date. The target retirement date for each Retirement Date Fund other than the Lifetime Income Retirement Date Fund is the year specified in the Fund’s name.

The Lifetime Income Retirement Date Fund seeks to avoid significant loss of principal for investors who are considerably beyond their retirement date and is comprised primarily of bonds and shorter-term high-quality debt instruments to provide stability and income (although such Fund also has significant target equity exposure). The 2010 Retirement Date Fund currently seeks to provide a mix of long-term capital appreciation and stability of principal for participants whose retirement date occurred in or around the year 2010. The 2020 Retirement Date Fund currently seeks to provide a mix of long-term capital appreciation and stability of principal for participants planning to retire in or around the year 2020. The 2030 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2030 and is comprised mainly of stocks for higher growth potential. The 2040 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around 2040 and is comprised mainly of stocks for significant growth potential. The 2050 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around 2050 and is comprised mainly of stocks for significant growth potential. There can be no assurance that any Retirement Date Fund will achieve its investment objective. Furthermore, none of the Retirement Date Funds guarantees that participants will meet their income needs for retirement.

Strategy.    The Retirement Date Funds generally seek to replicate the total return of respective composite benchmarks, in percentages determined from time to time with respect to each Retirement Date Fund. The benchmarks comprising the composites currently include the Barclays Capital U.S. Long Government Bond Index, the Barclays Capital U.S. Aggregate Bond Index, the Barclays Capital U.S. High Yield Very Liquid Index, the Barclays Capital 1-3 Year Government/Credit Index, the Barclays Capital U.S. Treasury Inflation Protected Securities, the Standard & Poor’s 500 Index, the Morgan Stanley Capital International All Country World ex-USASM IMI Index, the S&P MidCap 400 Index, the Russell 2000 Index and the FTSE EPRA/NAREIT Global Developed Liquid Index and are weighted based on each Fund’s respective target allocations to the asset classes to which such benchmarks relate. The Retirement Date Funds also seek to maintain a level of volatility (measured as standard deviation of returns) that approximates that of their respective composite benchmarks.

The Retirement Date Funds obtain exposure to various equity, fixed-income and other asset classes by investment in collective investment funds maintained by State Street Bank and Trust Company (“State Street Bank”) under its Investment Funds for Tax Exempt Retirement Plans, which in turn invest in various index and other collective investment funds maintained by State Street Bank. For a description of the funds in which the respective Retirement Date Funds currently invest, see “Retirement Date Funds—Strategy” in the Prospectus.

A number of changes to the Retirement Date Funds are expected to be implemented effective on or about June 29, 2012, including changes in certain of the asset classes to which the Retirement Date Funds maintain exposure and the weightings of exposures to asset classes at various time horizons to most conservative investment mix. For instance, within the equity allocations, exposure to U.S. large-capitalization stocks will generally be decreased for each Retirement Date Fund, exposure to U.S. mid-capitalization stocks and U.S. small-capitalization stocks will be combined into the U.S. Small/Mid-Cap asset class and will generally, as so combined, be decreased for each Retirement Date Fund, exposure to non-U.S. stocks will generally be increased for each Retirement Date Fund, and a fixed 3.5% exposure to commodities will be added to each Retirement Date Fund. Within the fixed-income allocations, exposures to the Barclays Capital U.S. Long Government Bond Index, the Barclays Capital U.S. Aggregate Bond Index, the Barclays Capital U.S. High Yield Very Liquid Index, the Barclays Capital U.S. 1-3 Year Government/Credit Bond Index and the U.S. Treasury Inflation Protected Securities Index will undergo minor revisions in certain cases. As a consequence of these changes, the composite benchmarks for the Retirement Date Funds will be correspondingly revised and the Russell Small-Cap Completeness Index and the Dow Jones-UBS Roll Select Commodity Index will be added to the currently utilized composite benchmarks.

The Retirement Date Funds will obtain exposure to U.S. mid-capitalization stocks and U.S. small-capitalization stocks by investing indirectly in the following collective investment fund maintained by State Street Bank:

•	SSgA Russell Small/Mid Cap® Index Non-Lending Series Fund, which we refer to as the Small/Mid Cap Index Fund.

The Small/Mid Cap Index Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance record of the Russell Small-Cap Completeness Index over the long term. The Russell Small-Cap Completeness Index measures the performance of the Russell 3000 Index companies excluding S&P 500 constituents. The Russell Small-Cap Completeness Index is constructed to provide a comprehensive and unbiased barometer of the extended broad market beyond the S&P 500 exposure. The Index is completely reconstituted annually to ensure new and growing equities are reflected.

The Retirement Date Funds will obtain exposure to the commodities asset class by investing indirectly in the following collective investment fund maintained by State Street Bank:

•	SSgA Dow Jones-UBS Roll Select Commodity IndexSM Non-Lending Series Fund, which we refer to as the Commodities Index Fund.

The Commodities Index Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance record of the Dow Jones-UBS Roll Select Commodity Index over the long term. The Dow Jones-UBS Roll Select Commodity Index is a broadly diversified index of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid the delivery process and maintain a long futures position, contracts reaching the delivery period must be sold and contracts that have not yet reached the delivery period must be purchased. This process is known as “rolling” a futures position.

The Commodities Index Fund may engage in transactions in derivatives, including, but not limited to, financial futures (including interest rate futures), swap contracts and foreign currency forwards, options and futures instruments, CMO and other derivative mortgage-backed securities or other investments as State Street Bank deems appropriate under the circumstances.

The Lifetime Income Retirement Date Fund invests in a combination of fixed-income securities, U.S. stocks, non-U.S. stocks, global real estate securities and, effective on or about June 29, 2012, commodities, and allocates its assets among these investments according to a fixed strategic asset allocation strategy. The Lifetime Income Retirement Date Fund is the most conservative strategy among the Retirement Date Funds. The Lifetime Income Retirement Date Fund is designed for investors who are well past retirement age or otherwise are past initial withdrawal of their investments.

Effective on or about June 29, 2012, assets of the Lifetime Income Retirement Date Fund will be allocated as follows:

Fixed-Income		65.00%
Long Government Bond Fund	0.00%
Bond Market Index Fund	20.00
High Yield Bond Fund	7.00
Short Government/Credit Bond Fund	20.00
TIPS Fund	18.00

Equity		26.50%
S&P 500 Index Fund	17.02%
MSCI ACWI ex-US IMI Index Fund	6.20
Small/Mid Cap Index Fund	3.28

Other		8.50%
Real Estate Fund	5.00%
Commodities Index Fund	3.50

The 2010 Retirement Date Fund currently invests in a combination of fixed-income securities, U.S. stocks, non-U.S. stocks, global real estate securities and, effective on or about June 29, 2012, commodities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as quarterly, the 2010 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2015, the year that is five years after the 2010 target retirement date. Over time, the equity allocations decrease and the fixed-income allocations increase. By the year 2015, the 2010 Retirement Date Fund is currently expected to invest and remain invested in its most conservative mix of fixed-income, equity and real estate securities and commodities, comparable to that of the Lifetime Income Retirement Date Fund.

Effective on or about June 29, 2012, assets of the 2010 Retirement Date Fund will be allocated as follows for the remainder of 2012:

Fixed-Income		58.75%
Long Government Bond Fund	8.75%
Bond Market Index Fund	17.50
High Yield Bond Fund	6.90
Short Government/Credit Bond Fund	8.75
TIPS Fund	16.85

Equity		32.75%
S&P 500 Index Fund	21.14%
MSCI ACWI ex-US IMI Index Fund	8.03
Small/Mid Cap Index Fund	3.58

Other		8.50%
Real Estate Fund	5.00%
Commodities Index Fund	3.50

The 2020 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks, fixed-income securities and, effective on or about June 29, 2012, commodities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as quarterly, the 2020 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2025, the year that is five years after the 2020 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2025, the 2020 Retirement Date Fund is currently expected to invest and remain invested in its most conservative mix of fixed-income, equity and real estate securities and commodities, comparable to that of the Lifetime Income Retirement Date Fund.

Effective on or about June 29, 2012, assets of the 2020 Retirement Date Fund will be allocated as follows for the remainder of 2012:

Fixed-Income		34.25%
Long Government Bond Fund	20.00%
Bond Market Index Fund	4.75
High Yield Bond Fund	5.51
Short Government/Credit Bond Fund	0.0
TIPS Fund	3.99

Equity		61.00%
S&P 500 Index Fund	34.03%
MSCI ACWI ex-US IMI Index Fund	18.30
Small/Mid Cap Index Fund	8.67

Other		4.75%
Real Estate Fund	1.25
Commodities Index Fund	3.50

The 2030 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks, fixed-income securities and, effective on or about June 29, 2012, commodities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as quarterly, the 2030 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2035, the year that is five years after the 2030 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2035, the 2030 Retirement Date Fund is currently expected to invest and remain invested in its most conservative mix of fixed-income, equity and real estate securities and commodities, comparable to that of the Lifetime Income Retirement Date Fund.

Effective on or about June 29, 2012, assets of the 2030 Retirement Date Fund will be allocated as follows for the remainder of 2012:

Fixed-Income		19.50%
Long Government Bond Fund	19.50%
Bond Market Index Fund	0.00
High Yield Bond Fund	0.00
Short Government/Credit Bond Fund	0.00
TIPS Fund	0.00

Equity		77.00%
S&P 500 Index Fund	39.76%
MSCI ACWI ex-US IMI Index Fund	23.77
Small/Mid Cap Index Fund	13.47

Other		3.50%
Real Estate Fund	0.00%
Commodities Index Fund	3.50

The 2040 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks, fixed-income securities and, effective on or about June 29, 2012, commodities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as quarterly, the 2040 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2045, the year that is five years after the 2040 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2045, the 2040 Retirement Date Fund is currently expected to invest and remain invested in its most conservative mix of fixed-income, equity and real estate securities and commodities, comparable to that of the Lifetime Income Retirement Date Fund.

Effective on or about June 29, 2012, assets of the 2040 Retirement Date Fund will be allocated as follows for the remainder of 2012:

Fixed-Income		10.00%
Long Government Bond Fund	10.00%
Bond Market Index Fund	0.00
High Yield Bond Fund	0.00
Short Government/Credit Bond Fund	0.00
TIPS Fund	0.00

Equity		86.50%
S&P 500 Index Fund	40.36%
MSCI ACWI ex-US IMI Index Fund	28.20
Small/Mid Cap Index Fund	17.94
Other		3.50%
Real Estate Fund	0.00%
Commodities Index Fund	3.50

The 2050 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks, fixed-income securities and, effective on or about June 29, 2012, commodities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as quarterly, the 2050 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2055, the year that is five years after the 2050 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2055, the 2050 Retirement Date Fund is currently expected to invest and remain invested in its most conservative mix of fixed-income, equity and real estate securities and commodities, comparable to that of the Lifetime Income Retirement Date Fund.

Effective on or about June 29, 2012, assets of the 2050 Retirement Date Fund will be allocated as follows for the remainder of 2012:

Fixed-Income		10.00%
Long Government Bond Fund	10.00%
Bond Market Index Fund	0.0
High Yield Bond Fund	0.0
Short Government/Credit Bond Fund	0.0
TIPS Fund	0.0

Equity		86.50%
S&P 500 Index Fund	40.36%
MSCI ACWI ex-US IMI Index Fund	28.20
Small/Mid Cap Index Fund	17.94

Other		3.50%
Real Estate Fund	0.00%
Commodities Index Fund	3.50

Each of the Retirement Date Funds is designed to minimize volatility for a given level of expected return. The mix of asset classes is evaluated based on long-term asset class forecasts for return and risk, as determined by State Street Bank, and takes into account various macro-economic factors affecting the long-term outlook for the capital markets. While each portfolio’s asset allocation generally changes according to a predetermined schedule, State Street Bank will periodically re-evaluate this schedule to assess whether it remains consistent with the portfolio’s objective given any secular changes to the capital market environment.

The information on page 7 of the Prospectus, to the extent it relates to the asset allocations of the respective Retirement Date Funds, should be considered updated consistent with the revised descriptions of such Funds as set forth above.

CHANGE TO RETIREMENT DATE FUNDS RISK FACTORS

As a result of the changes described above, effective on or about June 29, 2012, the Retirement Date Funds will be subject to the risks associated with investing in commodities:

Risks Associated with Commodity Investments.    The Retirement Date Funds, to the extent invested in commodities, commodity futures or related instruments, are subject to special investment risks. Investments in commodity-linked derivative instruments may subject the investor to greater volatility than investments in traditional securities. The value of these instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. Commodity prices fluctuate for myriad reasons, including changes in market and economic conditions, the impact of weather on demand, levels of domestic production and imported commodities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of companies in natural resources industries that are solely involved in the transportation, processing, storing, distribution or marketing of commodities. Volatility of commodity prices may also make it more difficult for companies in natural resources industries to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices. In addition, the regulation of commodities is extensive and variable, and regulatory or political events could have an adverse effect on the performance of commodity-linked investments. Furthermore, the restrictions on “insider trading” have not historically been applicable to the commodities markets. Consequently, the Retirement Date Funds may be at a material disadvantage to other market participants with better market access or information sources. There is some uncertainty about whether the Commodity Futures Trading Commission, pursuant to authority granted by the Reform Act, will impose restrictions similar to the “insider trading” restrictions that have historically applied to the securities markets.